U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                   Form 10-SB


                 General form for registration of securities of
                  small business issuers Under Section 12(b) or
                   (g) of the Securities Exchange Act of 1934


                           White Diamond Spirits, Inc.
                 ---------------------------------------------
                 (Name of Small Business Issuer in its charter)


                                     Nevada
         --------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)


                                   88-0401630
                      ------------------------------------
                      (I.R.S. Employer Identification No.)


       701 North Green Valley Parkway, Suite 200, Henderson, Nevada 89014
       ------------------------------------------------------------------
                           Principal Executive Offices


                                  702 990 3050
                            ------------------------
                            (Issuer's Telephone No.)



Securities to be Registered under Section 12(b) of the Act:  None

Securities to be Registered  under Section 12(g) of the Act: Common Stock (Title
of Stock)                                                    ------------

Total number of pages:  66
                       ----

Index to Exhibits Appears on Page 36
                                 ----

Item 1
======

(a) Business Development
------------------------

White Diamond Spirits, Inc. (the Company) was incorporated in July 1998 under the laws of the State of Nevada for the purpose of acquiring and carrying on the business of White Diamond Importers, LLC, a Nevada Limited Liability Company. In April 1999, the Company acquired 100% of the Member Interest of White Diamond Importers, LLC, in exchange for 2,400,000 shares of the Company's common stock. White Diamond Importers LLC was formed in 1997 to be the primary importer of the "Brilliant" line of Ultra-Premium vodka into North America manufactured by Brilliant Spirit Ltd. of Dublin , Ireland. The Company's Officers and Directors are the founders of both the Company and White Diamond Importers, LLC.

On April 14, 1999, the Company entered into a Marketing Agreement with Brilliant Spirit, Ltd. The agreement has a five year term with automatic renewal for successive five year periods so long as the Company meets minimum purchase requirements. Pursuant to the Marketing Agreement, the Company has a license to import, promote and sell the Brilliant Spirit products in the United States and Canada, except the State of New Jersey.

In August 1999, the Company received its basic Import Permit from the U.S. Bureau of Alcohol, Tobacco and Firearms and as a result is able to import and distribute its products in all fifty states. Typically, the Company will enter into a Wholesale Distributor Agreement with a company already licensed to distribute alcoholic products in a State and then the Company will file applications to be registered as an importer to that State. As of November 1999, the Company has entered into Wholesale Distributor Agreements which have resulted in purchase orders and delivery of product to Arizona, California, Illinois, Kansas, Missouri, Nevada and Texas. The Company is also approved for distribution in British Columbia, Canada.


(b) Narrative Description of Business
-------------------------------------

Principal Products: The Company imports and supplies wholesalers with the following Brilliant Spirit Ltd. products:

Vodka Brilliant Clear 750ml
Vodka Brilliant Clear 100ml
Vodka Brilliant Clear 50ml
Vodka Brilliant Deluxe Black Onyx 750ml

Each product is contained in perfume quality hexagonal glass bottles complete with "stopka" (attached shot glass). Packaging of the products includes a fascinating and romantic product history based in Russian folklore, which describes how the product derives from a Russian recipe which is associated with quality vodka. The Brilliant Spirit products are protected under registered trademarks and use proprietary product recipes.

The first product developed by Brilliant Spirit was Brilliant clear vodka, and was introduced in 1995 in order to establish an identity as a premier producer of first quality vodka. The Company also intends to import and distribute Brilliant Deluxe, a series of six flavored vodkas, special souvenir sets, the

Sabbath drink series, Russian Diplomat premium vodka and Millennium 2000 vodka. Brilliant vodka has also been an award winner in both design and quality by Wine and Spirit International, London, England and Interdrink, Moscow, Russia.

The Company has not engaged in research and development and does not anticipate doing so.

Production  and  Delivery:
The Brilliant Product Line is distilled at Clyde Bonding, Scotland pursuant to a manufacturing agreement with Brilliant Spirit, Ltd. The production line is able to produce 150,000 bottles per 24 hour period. Raw materials are readily available from a variety of sources. Delivery will be by ocean freight in twenty foot containers (1100cs 12 x 750ml) directly into major U.S. ports. Customs Brokers and warehousing have been arranged.

Marketing:
The Company's marketing strategy is to initially focus on a select group of cities such as Los Angeles, Las Vegas and Chicago in selected states including California, Nevada and Illinois. The Company plans to promote brand recognition and choice in individual state by state markets by agreements with wholesale distributors. The Company will provide point of sale promotional material to its wholesalers and use permissible media advertising such as print ads and billboards in selected urban markets. As of November 1999, the Company's products have stocked in Las Vegas casino bars in prominent hotels and casinos such as Mandalay Bay, Stratosphere, Rio and Mirage.

Competition:
Competition for sales of vodka is intense and the market is mature. The Company is aware of at least six other premium vodka brands, which control the current market for premium vodka. These competitors are much larger and have much greater financial resources than the Company. Competition among the premium brands is driven largely by advertising with brand recognition being more important than pricing. The Company also competes against discount and private label brands of vodka as well as other spirits, beer and wine.

Regulation:
The importation and distribution of alcoholic spirits is subject to extensive regulation by the U.S. Bureau of Alcohol, Tobacco and Firearms as well as by State alcoholic beverage control agencies. Typically, the Company will enter into a Wholesale Distributor Agreement with a company already licensed to distribute alcoholic products in a State and then the Company will file applications to be registered as an importer to that State. The Company has received its B.A.T.F. Import Permit as well as licensing permits from the States of California and Nevada. State and Federal regulation on importers such as the Company focuses on product purity, consistence, ownership of the regulated companies and advertising.

Employees:
The company employs five persons on a full time basis.



Item 2 - Management Discussion & Analysis or Plan of Operation
==============================================================

This section contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are not guarantees of our future performance. They are subject to risks and uncertainties related to business operations, some of which are beyond our control. Our actual results may differ materially from those anticipated in these forward-looking statements.

The  Registrant  was   incorporated   in  July,   1998  for  the  purpose  of  a
reorganization with its subsidiary which was established in November, 1997. Prior to April, 1999 reorganization with the subsidiary, the Registrant was inactive. The discussion below relates to the results of operations on a consolidated basis for the year ending October31, 1999.


Results of Operations
---------------------
Sales from liquor sales were $51,600 and the cost of goods sold was $25,993 resulting in revenue of $25,607 prior to the allowance for operating expenses. Operating expenses resulted in loss for the period of $195,805. The Company incurred initial non-recurring or extraordinary costs of $86,000 in connecting with finalizing contracts with Brilliant Spirits Ltd. of Dublin, Ireland for the supply of vodka exclusively to the North American market and regulatory compliance to import products into United States under the jurisdiction of the U.S. Bureau of Alcohol, Tobacco and Firearms.


Plan of Operations
------------------
During the current fiscal year the Company intends to continue its plans for entering into contracts with wholesale distributors, filing its state compliance documents and opening new markets. As of December 1999 the Company is selling and shipping product in Arizona, California, Illinois, Kansas, Missouri, Nevada and Texas. The Company is also approved for distribution in British Columbia, Canada. The Company is presently negotiating wholesale distributor agreements which allow the products to be distributed into most other U.S. States. The Company has ordered the production of 6,000 cases of product for its anticipated inventory needs.


Liquidity and Capital Resources
-------------------------------
The Registrant and its subsidiary have initially relied upon capital contributions from the Directors and cash flow from operations to meet working capital requirements. As of October 31, 1999 contributions amounted to $278,593 in addition to $98,732 in connection with the subsidiary. For the fiscal period 2000, working capital requirements will be provided by cash flow from existing inventory sales, continuing contributions of capital by the Directors and new purchases of liquor. The arrangement with the supplier, Brilliant Spirits Ltd. is 60 day terms of payment for inventory purchases and 30 day settlement with sales to distributor. The company anticipates no further extraordinary start up costs.

Effect of Inflation:
--------------------
The Company believes that inflation does not have a material affect on its business.


Item 3. Description of Property
===============================

The Company leases it's 300 square foot office facility in Vancouver, British Columbia from an unaffiliated third party at $350 USD per month pursuant to a two year lease expiring in January 2002.

The Company also leases approximately 200 square feet of office space in Henderson, Nevada from an unaffiliated third party at $1,613 per month pursuant to a twelve month lease expiring January 31, 2001. The Company pays a per case inventory and re-distribution charge to bonded warehouse in Napa, California from which the Company maintains and distributes its inventory.


Item 4.  Security Ownership of Certain Beneficial Owners and Management
=======================================================================

(a) Security Ownership of Certain Beneficial Owners holding five percent or greater of the 12,400,000 shares of common stock outstanding as of January 31, 2000.

Title        Name and Address             Amount and Nature          % of
of Class     of Beneficial Owner          of Beneficial Owner        Class
------------------------------------------------------------------------------
Common       Gordon Witt                      900,000 (D)            7.3%
             121 Algoma Rd.
             Wellington, New Zealand

             Bruce Adams                      800,000 (D)            6.5%
             22 Dear Leap Rd.
             Hamilton, New Zealand

             Robert Shiviji                   900,000 (D)            7.3%
             81-4276 Hazelwood St.
             Wellington, New Zealand

             James Connelly                   900,000 (D)            7.3%
             36 Valley Dr.
             Auckland, New Zealand

             Victor Hicks                     800,000 (D)            6.5%
             13 Simpson Rd.
             Sydney, Australia

(b)  Security Ownership of Management


Title        Name and Address                Amount and Nature          % of
of Class     of Beneficial Owner             of Beneficial Owner        Class
------------------------------------------------------------------------------

Common       Michael Marleau                 1,932,250 (D)              15.6%
             1505-1383 Marinaside Crescent
             Vancouver, B.C.
             Canada   V6V 2W9

             Edwin E. Savage                 690,250 (D)                 5.6%
             1324 Sunnyside Drive
             North Vancouver, B.C.
             Canada   V7R 1B1

             Igor Petrov                     648,000 (D)                 5.2%
             1505-1383 Marinaside Crescent
             Vancouver, B.C.
             Canada   V6V 2W9

             Greg McCartney                  486,000 (D)                 3.9%
             2089 - 134th Street
             Surrey, B.C.
             Canada   V4A 9N8

             Lawrence Pasemko                486,000 (D)                 3.9%
             14084 - 28th Avenue
             Surrey, B.C.
             Canada   V4P 2C8

             All officers and Directors
             as a Group (5 persons)          4,242,500                  34.2%


Item 5. Directors, Executive Officers, Promoters and Control Persons
====================================================================

(a)  Directors and Executive Officers
-------------------------------------

MICHAEL MARLEAU - Age 42. President, CEO and Director, 1997 to present, founding member of White Diamond Importers LLC. Mr. Marleau has extensive experience in the public markets in the areas of securities brokerage, tax shelter and mutual funds. From 1989 - 1995 he lived in Russia and established import-export trading ventures in spirits, commodities and food products. 1990 - 1993 Commercial Director of British / Russian joint venture of Intershelf. A solid network of contacts in the distribution of vodka has been maintained and has assisted in the creation of White Diamond Importers LLC. Education - 1985 Coast Guard Navigation, Georgian College, Owen, Ontario. 1987 Investment Funds, Institute of Canada.

EDWIN E. SAVAGE - Age 45. Vice-President & Director. 1997 to present founding member of White Diamond Importers LLC. 1976 - 1996, Managing Director of Continental Importers located in Vancouver, B.C., Canada. The company is engaged in the import-export business dealing primarily with specialty gourmet-foods, wines and spirits to and from Europe and North America. Direct trade experience includes management, sales, marketing, purchasing logistics and national distribution. Education - Salesian College, London, England. University Prep. Boston University, Massachusetts, U.S.A.

IGOR PETROV - Age 39.  Secretary,  Treasurer,  C.F.O.  &  Director.  1983 - 1990
Russian Foreign Trade  Association,  Senior Sales Manager,  Moscow.  1990 - 1994
Commercial Director of Ost - West Corporation, Moscow, Russia. 1994 - 1997 Director of Operations for Clorinda Trading Ltd. Limassol, Cyprus. 1997 - Present, C.F.O. and founding member of White Diamond Importers LLC. Education - graduated from Moscow University, degree in Economics.

E. GREG McCARTNEY - Age 48. Chairman of the Board of Directors. Since 1995, owner and Director of Aspenwood Holdings Corporation, a business consulting firm specializing in financial and public relations and venture capital. The firm specializes in developing companies in the technology and manufacturing industries. Mr. McCartney has over 20 years experience serving as officer and director of both private and public companies in various manufacturing and technology industries. Education - University of Saskatchewan, Business Administration.

LAWRENCE J. PASEMKO - Age 62. Director. Since 1989, owner and Director of Tynehead Capital Corporation, a management and consulting firm specializing in assisting start-up and development stage businesses, manage and achieve their venture capital requirements. Mr. Pasemko has over 30 years experience in business management, marketing and administration, including extensive knowledge of financial analysis and inventory controls. Education - University of Alberta, Industrial Registered Accounting.


(b) Significant Employees:
--------------------------

ROGER BAER - 52- Vice President of Sales and Marketing. Mr. Baer joined White Diamond Importers, LLC in May 1998. From June 1996 to May 1998, he was the General Manager-Director of Sales and Marketing for California Beverage Publications, Los Angeles, California, a state wide trade journal for the alcoholic and non-alcoholic beverage industry. From August 1994 to June 1996 Mr. Baer was the Western Regional Manager for Gaetano Specialties, Ltd., Beverly Hills, California. Mr. Baer has over twenty years experience in the marketing and distribution of alcoholic beverages.

Item 6. Executive Compensation Table
====================================

(a)  Name & Position                             FYE 10/31/       Salary Paid(1)
     ---------------------------------------------------------------------------

     Michael Marleau, (2)
     President, Chief Executive Officer          1998(3)              $18,975
                                                 1999(4)              $30,795

(1)  No other cash compensation or bonuses paid or accrued
(2) No other officer received a salary greater than $100,000 during the past fiscal year.
(3)  August 1, 1998 to December 31, 1998
(4)  January 1, 1999 to October 31, 1999


(b) Option/SAR Grants in Last Fiscal Year (Individual Grants)
--------------------------------------------------------------
    No options have been granted to date.

The Company has a Stock Option Plan, entitled the "White Diamond Spirits, Inc., 1998 Directors and Officers. Stock Option Plan" (the "Plan"). Its purpose is to advance the business and development of the Company and its shareholders by affording to the employees, directors and officers of the Company the opportunity to acquire a proprietary interest in the Company by the grant of Options to such persons under the Plan's terms. By doing so the Company seeks to motivate, retain and attract highly competent, motivated employees, executive Officers and Directors to lead the Company. The effective date of the Plan is July 22, 1998. Article 4 of the Plan provides that the Board shall exercise its discretion in awarding Options under the Plan, not to exceed a total of 1,000,000 shares. The per share Option price for the stock subject to each Option shall be as the Board may determine. All Options must be granted within ten years from the effective date of the Plan. There is no express termination date for the Options, although the Board may vote to terminate the Plan. Under the Plan, there have been no Options granted.


(c)  Aggregated Option/SAR Exercises and Option/SAR Values for last fiscal year:
     None
--------------------------------------------------------------------------------

(d)  Long-term Incentive Plans -- Awards in last fiscal year: None
------------------------------------------------------------------

The Company has not otherwise awarded any stock options, stock appreciation rights or other form of derivative security or common stock or cash bonuses to its executive officers and directors.


(e)  Compensation of Directors
-------------------------------

     1. Standard Arrangements: The members of the Company's Board of Directors are reimbursed for actual expenses incurred in attending Board meetings.

     2.   Other Arrangements: There are no other arrangements.


(f) Employment Contracts, Termination of Employment, and Change-in-control Arrangements
--------------------------------------------------------------------------------

The Company's executive officers do not work pursuant to written employment agreements and draw salaries which were determined by the Board of Directors and are reviewed annually. Edwin Savage, Vice President is paid $3,795 per month. Igor Petrov, Chief Financial Officer is paid $2,920 per month. Roger Baer, Vice President of Sales and Marketing is paid $7,500 per month.


Item 7. Certain Relationships and Related Transactions
======================================================

The Company's Directors are the Company's Founders and Promoters. The Company's By-Laws include a provision regarding Related Party Transactions which requires that each participant to such transaction identify all direct and indirect interests to be derived as a result of the Company's entering into the related transaction. A majority of the disinterested members of the board of directors must approve any Related Party Transaction. However at the present time, the sole director is only accountable to the shareholders for any related party transaction he may enter into.

In April 1999, the Company acquired 100% of the Member Interest of White Diamond Importers, LLC, in exchange for 2,400,000 shares of the Company's common stock. White Diamond Importers LLC was formed in 1997 to be the primary importer of the "Brilliant" line of Ultra-Premium vodka into North America manufactured by Brilliant Spirit Ltd. of Dublin , Ireland. The Company's Officers and Directors are the founders of both the Company and White Diamond Importers, LLC.

In March and April, 1999, the Company's directors purchased 1,842,500 at $0.05 per share for a total of $92,125 from several unaffiliated shareholders. Mr.
Marleau acquired 1,092,250 shares, Mr. Savage acquired 402,250 shares, Mr. Petrov acquired 360,000, Mr. McCartney acquired 270,000 shares and Mr. Pasemko acquired 270,000 shares.


Item 8. Description of Securities
=================================

The authorized capital stock of Company consists of 200,000,000 shares of common stock. No warrants to acquire common stock have been authorized. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any shares of the Company's common stock.

The common stock carry no preemptive rights, are not convertible, redeemable, assessable or entitled to the benefits of any sinking fund. The common stock affords the holders no cumulative voting rights, and the holders of a majority of the shares voting for the election of the directors can elect all of the directors if they should choose to do so.



PART II
=======


Item 1. Market Price of and Dividends on the Company's Common Equity and Other Shareholder Matters
================================================================================


(a)  Market Information
-----------------------

The Company's stock is not listed for sale on any exchange or trading medium. The Company intends to seek the listing of its Common Stock on the OTC Electronic Bulletin Board upon the effectiveness of this Form 10-SB. Until such time, there is no public market for the Company's Common Stock. In July 1998, the Company sold 10,000,000 shares for $100,000 to twenty investors in a private placement of securities exempt from registration pursuant to Rule 504 of Regulation D. The Company then sold 2,400,000 shares in exchange for the shares of White Diamond Importers, LLC. There are ten holders of restricted securities as defined by Rule 144, which have not been held in excess of one year. The 8,157,500 shares held by non-affiliates may be traded in market transactions without restriction. The shares held by the affiliates may only be sold pursuant to Rule 144. The Company has not agreed to file any registration statements for its existing shareholders.


(b)  Holders
------------

There are 120 holders of the Company's Common Stock as of January 31, 2000.


(c) Dividends
-------------

The Company has paid no dividends to date on its Common Stock. The Company reserves the right to declare a dividend when operations merit.


Item 2. Legal Proceedings
=========================

The Company is the Defendant is an action filed in August, 1999 by Dr. Werner F. Greider in the Supreme Court of British Columbia in Vancouver. The action alleges commissions and expenses due to Dr. Greider in the amount of approximately $25,000 arising from a verbal agreement to assist the Company in obtaining financing. The Company has denied the allegations and intends to vigorously defend the action. The Company does not believe there would be a materially adverse effect upon the Company even in the unlikely event of judgment in favor of Dr. Greider.


Item 3. Changes in and Disagreements with Accountants: None
===========================================================


Item 4. Recent Sales of Unregistered Securities
==============================================

During the past three years, the Company sold securities which were not registered under the Securities Act of 1933, as amended, as set forth below.

Date       Name                    # of shares            Consideration
                                     issued                 (U.S. $)
--------------------------------------------------------------------------------

072198     Eric Harris              350,000                   3,500
072198     Krystyna Kieeberger      250,000                   2,500
072198     John Hou                 100,000                   1,000
072198     Warren Ennis             600,000                   6,000
072198     Les Ennis                300,000                   3,000
072198     Barry Dunn                50,000                     500
072198     Steven Hill              175,000                   1,750
072198     Norman Ickert            300,000                   3,000
072198     Allen Hackstep           700,000                   7,000
072198     Linda Taylor             500,000                   5,000
072198     Sharon Wainwright        500,000                   5,000

072198     Michael Paul            900,000                   9,000
072198     Helen Scott             225,000                   2,250
072198     Gorden Witt             900,000                   9,000
072198     Bruce Adams             800,000                   8,000
072198     Robert Shivji           900,000                   9,000
0721/98    James Connelly          900,000                   9,000
072198     Victor Hicks            800,000                   8,000
072198     Gary Stewart            450,000                   4,500
0721/98    Bud Losing              300,000                   3,000
                                   --------               ---------
                         Total  10,000,000                $100,000


041999     Michael Marleau         840,000                exchange
041999     Edwin Savage            288,000                exchange
041999     Igor Petrov             288,000                exchange
041999     Greg McCartney          216,000                exchange
041999     Larry Pasemko           216,000                exchange
041999     Ruth Marleau            216,000                exchange
041999     Victoria Creighton       96,000                exchange
041999     Alex de Haydu            96,000                exchange
041999     Ken Shaw                 24,000                exchange
041999     Roger Baer              120,000                exchange
                                   -------
                         Total   2,400,000


The Company was not a reporting company pursuant to the Securities Exchange Act of 1934 nor was it a development stage company with no business plan. Thus it was eligible to rely upon Rule 504 as a safe harbor exemption from the registration requirements of the Securities Act of 1933. Moreover, Rule 504 was available in that the Company sold less than$1,000,000.00 worth of securities in the previous 12 month period and except for the Company's officers and directors, the purchasers were unaffiliated investors. The Company relied upon the Rule 504 safe harbor exemption for the sales of securities for cash. These sales were entirely private transactions pursuant to which all material information as specified in Rule 502(b)(2) was made available to the purchasers.

On all transactions depicted, no sales commission was paid by the Company to Pacific Rim Investment Inc. pursuant to the July 21, 1998, Offering Sales Agency Agreement. (See Exhibit 10(ii)). Pacific Rim Investment Inc. is a corporation organized under the law of the Pacific island nation of Vanuatu. Pacific Rim has two principals. They are Geoffrey Robert Gee and John Caldwell Malcolm.

The Company relied upon the exemption from registration set forth in section 4(2) of the Securities Act of 1933 for its sale of shares pursuant to the exchange of shares for White Diamond Importers, LLC. The purchasers in this sale are sophisticated investors who were provided all material information regarding the Company. In addition, the Company placed a restrictive legend upon the certificates issued to the purchasers denoting the securities are "restricted securities" or held by a control person of the Company and may only be sold in compliance with Rule 144. Thus the exemptions from registration afforded by Rule 4(2) and Rule 3(b) were available to the issuer.

Item 5. Indemnification of Directors and Officers
=================================================

Article 11 of the Company's By-laws provides that every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person for whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the General Corporation Law of the State of Nevada against all expenses, liability and loss (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under
Article 11.

Nevada Revised Statutes Section 78.7502 provides for discretionary and mandatory indemnification of officers, directors, employees and agents as follows:

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed legal proceeding, except by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner which was reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

     Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify the person against expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense.


Nevada Revised Statutes Section 78.751 requires authorization for discretionary indemnification; advancement of expenses and limitation on indemnification and advancement of expenses as follows:

1. Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

     (a)  By the stockholders;

     (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

     (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

     (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.


PART F/S
========

The following financial statements are filed as part of this registration statement:

Consolidated Financial Statements of White Diamond Spirits, Inc.
         Independent Auditors Report
         Consolidated Balance Sheets
         Consolidated Statements Of Operations
         Consolidated Statements Of Changes In Stockholders' Equity Consolidated Statements Of Cash Flows
         Notes To The Consolidated Financial Statements

Financial Statements of White Diamond Importers, LLC.
         Independent Auditors Report
         Balance Sheets
         Statements Of Operations and Deficit
         Statements Of Cash Flows
         Notes To The Consolidated Financial Statements

Pro-Forma Unaudited Consolidated Financial Statements
White Diamond Spirits Inc. And White Diamond Importers, LLC.
         Pro-Forma Consolidated Statement Of Operations
         Notes To The Pro-Forma Consolidated Financial Statements

((Letterhead))

DAVIDSON & COMPANY-Chartered Accountants---A Partnership of Incorporated
                                           Professionals



                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of White Diamond Spirits Inc.


We have audited the accompanying consolidated balance sheets of White Diamond Spirits Inc. as at October 31, 1999 and 1998 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year ended October 31, 1999 and the period from incorporation on July 20, 1998 to October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at October 31, 1999 and 1998 and the results of its operations, changes in its stockholders' equity and its cash flows for the year ended October 31, 1999 and the period from incorporation on July 20, 1998 to October 31, 1998, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, unless the Company attains future profitable operations and/or obtains additional financing, there is substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada                                         Chartered Accountants

December 2, 1999


((Letterhead))
                   A Member of Accounting Group International
    Suite 1200, Stock Exchange Tower, 609 Granville Street, P.O. Box 10372,
                Pacific Center, Vancouver, B.C., Canada, V7Y 1G6
                  Telephone (604) 687-0947 Fax (604) 687-6172

WHITE DIAMOND SPIRITS INC.

CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars)
AS AT OCTOBER 31



                                                 1999              1998
--------------------------------------------------------------------------------


ASSETS

Current

    Cash                                    $      19,727       $       149
    Accounts receivable                            69,667                -
    Inventory                                     127,427                -
    Prepaid expenses                                  368                -
                                            --------------      ------------

                                                  217,189               149

Capital assets (Note 4)                             4,070                -
                                            --------------      ------------

                                            $     221,259       $       149
                                            ==============      ============




LIABILITIES AND STOCKHOLDERS' EQUITY

Current

    Accounts payable                        $      29,093       $        -
    Due to related parties                        278,593               149
                                            --------------      ------------

                                                  307,686               149
                                            --------------      ------------


Stockholders'  equity

    Capital stock
       Authorized
         200,000,000 common shares with
         a par value of $0.001

       Issued

         12,400,000  common shares
         (1998 - 10,000,000)                       12,400            10,000
    Additional paid-in capital                    186,978            80,000
    Deficit                                      (285,805)          (90,000)
                                            --------------      ------------

                                                  (86,427)               -
                                            --------------      ------------

                                            $     221,259       $       149
                                            ==============      ============


Contingency (Note 9)



              The accompanying notes are an integral part of these
                       consolidated financial statements.

WHITE DIAMOND SPIRITS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in U.S. Dollars)



                                                                Period From
                                                                Incorporation
                                                                on July 20,
                                            Year Ended          1998 to
                                            October 31,         October 31,
                                            1999                1998
--------------------------------------------------------------------------------


SALES                                       $     51,600        $        -

COST OF SALES                                    (25,993)                -
                                            --------------      -----------

                                                  25,607                 -
                                            --------------      -----------

EXPENSES

    Accounting                                    20,502                 -
    Amortization                                     241                 -
    Bank charges and interest                      2,685                 -
    Consulting                                    61,758             90,000
    Duties and taxes                              18,977                 -
    Filing fees                                   16,713                 -
    Freight                                        8,005                 -
    Legal                                          3,975                 -
    Office                                        23,582                 -
    Promotion and shareholder
      information                                 26,113                 -
    Samples                                        9,244                 -
    Telephone and utilities                        6,161                 -
    Transfer agent                                   975                 -
    Travel and entertainment                      31,249                 -
                                            --------------      -----------

                                                 230,180             90,000
                                            --------------      -----------

Loss before other item                          (204,573)           (90,000)


OTHER ITEM

    Foreign exchange gain                          8,768                 -
                                            --------------      -----------

Net loss for the period                     $   (195,805)       $   (90,000)
                                            ==============      ===========

Basic and diluted loss
  per share                                 $     (0.02)        $    (0.01)
                                            ==============      ===========


Weighted average number
  of common shares
  outstanding                                 11,308,493         10,000,000
                                            ==============      ===========




              The accompanying notes are an integral part of these
                       consolidated financial statements.

WHITE DIAMOND SPIRITS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Expressed in U.S. Dollars)




                                                    Common Stock
                                           --------------------------------      Additional
                                              Number of                          Paid-in
                                                Shares          Amount           Capital           Deficit            Total
                                           ---------------   --------------   --------------    ---------------   ---------------
Balance, July 20, 1998                                 -     $          -     $           -     $           -     $           -


Issued for cash (net of share
    issuance costs)                            10,000,000           10,000            80,000                -             90,000


Net loss for the period                                -                -                 -            (90,000)          (90,000)
                                           ---------------   --------------   --------------    ---------------   ---------------


Balance, October 31, 1998                      10,000,000           10,000            80,000           (90,000)               -


Shares issued for acquisition of subsidiary     2,400,000            2,400           106,978                -           109,378


Net loss for the year                                  -                -                 -           (195,805)         (195,805)
                                           ---------------   --------------   --------------    ---------------   ---------------


Balance, October 31, 1999                      12,400,000    $      12,400    $      186,978    $     (285,805)   $      (86,427)
                                           ===============   ==============   ==============    ===============   ===============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

WHITE DIAMOND SPIRITS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)



                                                                                Period From
                                                                              Incorporation
                                                                                on July 20,
                                                            Year Ended           1998 to
                                                           October 31,          October 31,
                                                                  1999              1998
                                                        ---------------     -----------------




CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss for the period                             $     (195,805)     $      (90,000)
    Item not involving an outlay of cash:
       Amortization                                                241                  -

    Net changes in non-cash working capital items
       Increase in accounts receivable                         (63,577)                 -
       Increase in inventory                                   (52,427)                 -
       Decrease in prepaid expenses                                 12                  -
       Increase in accounts payable                             24,058                  -
                                                        ---------------     -----------------

    Net cash used in operating activities                     (287,498)            (90,000)
                                                        ---------------     -----------------

CASH FLOWS FROM FINANCING ACTIVITIES

    Increase in due to related parties                         305,765                 149
    Share issuance costs                                            -              (10,000)
    Issuance of capital stock                                       -              100,000
                                                        ---------------     -----------------

    Net cash provided by financing activities                  305,765              90,149
                                                        ---------------     -----------------

CASH FLOWS FROM INVESTING ACTIVITIES

    Cash from acquisition of subsidiary                          1,311                  -
                                                        ---------------     -----------------

    Net cash provided by investing activities                    1,311                  -
                                                        ---------------     -----------------

Change in cash position for the period                          19,578                 149

Cash, beginning of period                                          149                  -
                                                        ---------------     -----------------

Cash, end of period                                     $       19,727      $          149
                                                        ===============     =================



Supplemental disclosure with respect to cash flows

    Cash paid during the period for interest            $           -       $           -
    Cash paid during the period for income taxes                    -                   -
    Non-cash investing activities
       Issuance of common stock to acquire subsidiary          109,378                  -
                                                        ===============     =================



There were no non-cash transactions for the period ended October 31, 1998.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

WHITE DIAMOND SPIRITS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
OCTOBER 31, 1999




1.       HISTORY AND ORGANIZATION OF THE COMPANY

         The Company was incorporated on July 20, 1998 under the laws of the State of Nevada and is in the business of importing spirits and alcohol for sale and distribution in North America.

         The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through short-term loans from directors and equity financings.



                                   1999                1998
                              --------------      ------------

Deficit                       $  (285,805)        $  (90,000)
Working capital deficiency        (90,497)                -
                              ==============      ============


2.   SIGNIFICANT ACCOUNTING POLICIES

     Use of estimates
     ----------------
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

     Principles of consolidation
     ---------------------------
     These financial statements have been prepared on a consolidated basis and include the operations of the Company and its wholly-owned subsidiary, White Diamond Importers, LLC ("Importers") (Note 3). All inter-company transactions have been eliminated upon consolidation.

     Cash and cash equivalents
     -------------------------
     Cash and cash equivalents include highly liquid investments with a maturity of three months or less.

     Inventory
     ---------
     Inventory is valued at the lower of cost and net realizable value.

     Capital assets
     --------------
     Capital assets are recorded at cost and amortization is provided for on the following basis:

                Computers             30% declining balance

WHITE DIAMOND SPIRITS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
OCTOBER 31, 1999




2.   SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

     Foreign currency translation
     ----------------------------
     Transaction amounts denominated in foreign currencies are translated at exchange rates prevailing at transaction dates. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect the exchange rate at that date. Non-monetary assets and liabilities are translated at the exchange rate on the original transaction date. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings. Gains and losses from restatement of foreign currency monetary and non-monetary assets and liabilities are included in income.

     Accounting for derivative instruments and hedging activities
     ------------------------------------------------------------
     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, FASB issued SFAS 137 to defer the effective date of SFAS No. 133 to all fiscal quarters of all fiscal years beginning after June 15, 2004. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

     Disclosure about segments of an enterprise and related information
     ------------------------------------------------------------------
     Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information," ("SFAS 131") requires the use of the "management approach" model for segment reporting.. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management dissaggregates a company. Currently, SFAS 131 has no effect on the Company's financial statements.

     Reporting on costs of start-up activities
     -----------------------------------------
     In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. The Company has adopted the requirements of SOP 98-5 during the current period.

     Stock-based compensation
     ------------------------
     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock. Because the Company does not have any outstanding stock options issued, there is no impact on its financial statements.

WHITE DIAMOND SPIRITS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
OCTOBER 31, 1999




2.   SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

     Comprehensive income
     --------------------
     The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). This statement establishes rules for the reporting of comprehensive income and its components. The adoption of SFAS 130 had no impact on total stockholders' equity as at October 31, 1999.

     Earnings (loss) per share
     -------------------------
     Earnings (loss) per share is computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Under SFAS 128, basic and diluted earnings (loss) per share are to be presented. Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares.

     Revenue recognition
     -------------------
     Revenue from operations is recognized when the product is shipped and collection of revenue is reasonably assured.

     Income taxes
     ------------
     Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expenses (benefit) result from the net change during the year of deferred tax assets and liabilities.

     Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

3.   BUSINESS COMBINATION

     Pursuant to an acquisition agreement, effective April 15, 1999, the Company acquired a 100% ownership interest in White Diamond Importers, LLC ("Importers") with the issuance of 2,400,000 common shares at a deemed value of $0.001 per share.

     The cost of an acquisition should be based on the fair value of the consideration given, except where the fair value of the consideration given is not clearly evident. In such a case, the fair value of the net assets acquired is used.

     The acquisition of Importers has been accounted for using the purchase method and accordingly, these financial statements include the results of operations of Importers from the date of acquisition.

     On April 15, 1999, the company's shares were not listed on any market making it impossible to estimate the actual market value of the 2,400,000 common shares. Therefore, the cost of the acquisition, $109,378 has been determined by the fair value of Importer's net assets.

WHITE DIAMOND SPIRITS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
OCTOBER 31, 1999




3.   BUSINESS COMBINATION (cont'd.....)

     The total purchase price of $109,378 was allocated as follows:

     Current assets                              $ 110,102
     Capital assets                                  4,311
     Accounts payable and accrued liabilities       (5,035)
                                                 -----------
                                                 $ 109,378

4.     CAPITAL ASSETS



                                               Net Book Value
                                          ---------------------------
                          Accumulated
                 Cost     Amortization       1999            1998
            ----------    -------------   ----------     ------------

Computers   $  4,311      $      241      $    4,070     $        -
            =========     ===========     ==========     ============


5.   UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may incorrectly recognize the year 2000 as some other date, resulting in errors. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

6.   FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash, accounts receivable, accounts payable, and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

7.   RELATED PARTY TRANSACTIONS

     The following transactions were entered into with related parties:

     a)   The  Company  acquired  a  wholly-owned   subsidiary,   White  Diamond
          Importers, LLC of which certain members of this company are also directors of the Company (Note 3).

     b) Paid or accrued $27,272 (1998 - $Nil) to a director of the Company for consulting fees.

WHITE DIAMOND SPIRITS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
OCTOBER 31, 1999




8.   DEFERRED INCOME TAXES

     The Company's total deferred tax asset is as follows:



                                               1999                1998
                                          ----------------    ----------------


       Net operating loss carryforward    $        91,458     $        28,800
       Valuation allowance                        (91,458)            (28,800)
                                          ----------------    ----------------

                                          $            -      $            -
                                          ================    ================

     The Company has a net operating loss carryforward of approximately $324,509 which expires between the years 2018 and 2019. The Company provided a full valuation allowance on the deferred tax asset because of the uncertainty regarding realizability.

9.   CONTINGENCY

     A lawsuit has been commenced against the Company in which the plaintiff is seeking commissions and expense reimbursements allegedly owing. Management has denied the allegations and has commenced a counter claim against the plaintiff. The outcome of these claims cannot be determined at this time, therefore any amounts relating to the claims will be reflected in the year of settlement.

                          INDEPENDENT AUDITORS' REPORT

To the Members of
White Diamond Importers, LLC

We have audited the accompanying balance sheets of White Diamond Importers, LLC as at October 31, 1999 and 1998 and the related statements of operations and deficit and cash flows for the year ended October 31, 1999 and the period from date of organization on November 11, 1997 to October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at October 31, 1999 and 1998 and the results of its operations and its cash flows for the year ended October 31, 1999 and the period from date of organization on November 11, 1997 to October 31, 1998, in accordance with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, unless the Company attains future profitable operations and/or obtains additional funding, there is substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada                                          Chartered Accountants

December 2, 1999

WHITE DIAMOND IMPORTERS, LLC

BALANCE SHEETS
(Expressed in U.S. Dollars)
AS AT OCTOBER 31


                                         1999             1998
                                   ---------------    ---------------
ASSETS

Current

    Cash                           $        5,788     $          992
    Accounts receivable                     6,868              4,350
    Inventory                              75,000                 -
    Prepaid expenses                          368                 -
                                   ---------------    ---------------

                                           88,024              5,342

Due from related party                         -                 149

Capital assets (Note 3)                     4,311              2,088
                                   ---------------    ---------------

                                   $       92,335     $        7,579
                                   ===============    ===============




LIABILITIES AND MEMBERS' EQUITY

Current

    Accounts payable               $        2,893     $        2,000

Due to related party (Note 4)              98,732                 -
                                   ---------------    ---------------

                                          101,625              2,000
                                   ---------------    ---------------

Members'  equity

    Members' capital (Note 5)             572,595            310,570
    Deficit                              (581,885)          (304,991)
                                   ---------------    ---------------

                                           (9,290)             5,579
                                   ---------------    ---------------

                                   $       92,335     $        7,579
                                   ===============    ===============








   The accompanying notes are an integral part of these financial statements.

WHITE DIAMOND IMPORTERS, LLC

STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in U.S. Dollars)

                                                      Period From
                                                      Date of
                                                      Organization on
                                                      November 11,
                                   Year Ended         1997 to
                                   October 31,        October 31,
                                   1999               1998
                                   ---------------    ---------------


SALES                              $       38,904     $           -

COST OF SALES                             (21,238)                -
                                   ---------------    ---------------

                                           17,666                 -
                                   ---------------    ---------------


EXPENSES

    Accounting and legal                    3,233             10,791
    Amortization                            1,107                369
    Bank charges                            2,176                529
    Commissions                             1,174                 -
    Consulting                            143,625             75,000
    Dues and subscriptions                  3,796                 -
    Office                                 23,480             10,130
    Printing                                3,776                 -
    Promotion                               6,223             37,278
    Rent                                    4,412             26,730
    Salaries and wages                     17,812                 -
    Shipping                               15,869                 -
    Telephone                              16,217             21,416
    Travel                                 60,127            128,929
                                   ---------------    ---------------

                                          303,027            311,172
                                   ---------------    ---------------


Loss before other item                   (285,361)          (311,172)

OTHER ITEM

    Foreign exchange gain                   8,467              6,181
                                   ---------------    ---------------


Loss for the period                      (276,894)          (304,991)


Deficit, beginning of period             (304,991)                -
                                   ---------------    ---------------


Deficit, end of period             $     (581,885)    $     (304,991)
                                   ===============    ===============


   The accompanying notes are an integral part of these financial statements.

WHITE DIAMOND IMPORTERS, LLC

STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)


                                                                   Period From
                                                                   Date of
                                                                   Organization
                                                                   on
                                                                   November 11,
                                                    Year Ended     1997 to
                                                    October 31,    October 31,
                                                    1999           1998
                                                    -----------   ------------


CASH FLOWS FROM OPERATING ACTIVITIES

    Loss for the period                             $ (276,894)    $ (304,991)
       Item not affecting cash
         Amortization                                    1,107            369

    Changes in non-cash working capital items:

       Increase in accounts receivable                  (2,518)        (4,350)
       Increase in inventory                           (75,000)            -
       Increase in prepaid expenses                       (368)            -
       Increase in accounts payable                        893          2,000
                                                    -----------    -----------

    Net cash used in operating activities             (352,780)      (306,972)
                                                    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES

    Due from related party                                 149           (149)
    Purchase of capital assets                          (3,330)        (2,457)
                                                    -----------    -----------

    Net cash used in investing activities               (3,181)        (2,606)
                                                    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES

    Due to related party                                98,732             -
    Contributions from members                         262,025        310,570
                                                    -----------    -----------

    Net cash provided by financing activities          360,757        310,570
                                                    -----------    -----------


Change in cash position for the period                   4,796            992

Cash, beginning of period                                  992             -
                                                    -----------    -----------

Cash, end of period                                 $    5,788     $      992
                                                    ===========    ===========



Supplemental disclosure with respect to cash flows

    Cash paid during the period for interest        $       -      $       -
    Cash paid during the period for income taxes            -              -
                                                    ===========    ===========


There were no non-cash transactions for the periods ended October 31, 1999 and 1998.

     The accompanying notes are an integral part of these financial statements.

WHITE DIAMOND IMPORTERS, LLC

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
OCTOBER 31, 1999




1.   ORGANIZATION OF THE COMPANY

     The Company was organized on November 11, 1997 under the Laws of the State of Nevada and is in the business of importing spirits and alcohol for sale and distribution in North America.

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through short-term loans from directors and equity financings.

                             1999            1998
                        ------------------------------
Deficit                 $  (581,885)     $  (304,991)
Working capital              85,131            3,342
                        ============     =============


2.   SIGNIFICANT ACCOUNTING POLICIES

     Use of estimates
     ----------------
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

     Foreign currency translation
     ----------------------------
     Transaction amounts denominated in foreign currencies are translated at exchange rates prevailing at transaction dates. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect the exchange rate at that date. Non-monetary assets and liabilities are translated at the exchange rate on the original transaction date. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings. Gains and losses from restatement of foreign currency monetary and non-monetary assets and liabilities are included in income.

     Cash and equivalents
     --------------------
     Cash and equivalents include highly liquid investments with a maturity of three months or less.

     Inventory
     ---------
     Inventory is valued at the lower of cost and net realizable value.

     Capital assets and amortization
     -------------------------------
     Capital assets, being computer equipment, are recorded at cost less accumulated amortization. The Company provides for amortization using the declining balance method at a rate of 30% per annum.

WHITE DIAMOND IMPORTERS, LLC

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
OCTOBER 31, 1999




2.   SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

     Revenue recognition
     -------------------
     Revenue from operations is recognized when the product is shipped and collection of revenue is reasonably assured.

     Comprehensive income
     --------------------
     The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). This statement establishes rules for the reporting of comprehensive income and its components. The adoption of SFAS 130 had no impact on total members' equity as of October 31, 1999.

     Disclosure about segments of an enterprise and related information
     ------------------------------------------------------------------
     Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information," ("SFAS 131") requires the use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

     Accounting for derivative instruments and hedging activities
     ------------------------------------------------------------
     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which establishes accounting and reporting standards for derivative instruments and for hedging activities. In June 1999, FASB issued SFAS 137 to defer the effective date of SFAS 133 to fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

     Reporting on costs of start-up activities
     -----------------------------------------
     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. The Company has adopted the requirements of SOP 98-5 during the current period.

3.   CAPITAL ASSETS

                                                 Net Book Value
                                          -----------------------------
                           Accumulated
                 Cost      Amortization        1999            1998
            ---------     -------------   -------------  --------------
Computers   $  5,787      $     1,476     $    4,311     $     2,088
            =========     =============   =============  ==============


4.   DUE TO RELATED PARTY

     The amount due to related party is to a company of which the directors are also members of the Company. The amount is non-interest bearing and has no specified terms of repayment.

WHITE DIAMOND IMPORTERS, LLC

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
OCTOBER 31, 1999




5.   MEMBERS' CAPITAL

                                                     1999            1998
                                              ------------       ------------
     Members' capital, opening balance        $   310,570        $        -

         Contributions                          1,007,750            514,126
         Drawings                                (745,725)          (203,556)
                                              ------------       ------------

     Members' capital, closing balance        $   572,595        $   310,570
                                              ============       ============


6.   RELATED PARTY TRANSACTIONS

     The Company paid or accrued  consulting fees in the amount of $71,524 (1998
     - $30,000) to a member of the Company.

7.   FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash, accounts receivable, due to related party and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

8.   UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may incorrectly recognize the year 2000 as some other date, resulting in errors. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

((Letterhead))

DAVIDSON & COMPANY-Chartered Accountants---A Partnership of Incorporated
                                           Professionals


                           WHITE DIAMOND SPIRITS INC.

                                       AND

                          WHITE DIAMOND IMPORTERS, LLC

              PRO-FORMA UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro-forma consolidated statements of operations for the year ended October 31, 1999 and the period from incorporation on July 20, 1998 to October 31, 1998 (the "pro-forma financial statements") of White Diamond Spirits Inc. (the "Company") give effect to the following transaction as of the beginning of the periods indicated for purposes of the statement of operations:

     i) The acquisition by the Company of 100% ownership of White Diamond Importers, LLC on April 15, 1999.

Pro-forma adjustments to the statements of operations reflect adjustments only for dates prior to the date the transaction was consummated.

The pro-forma financial statements have been prepared by the Company based upon the financial statements of the Company and White Diamond Importers, LLC. The pro-forma financial statements give effect to the acquisition under the purchase method of accounting and to certain assumptions and adjustments described more fully in the accompanying notes. These pro-forma financial statements may not be indicative of the results that actually would have occurred if the transactions had been completed on the dates indicated or of the results which may be obtained in the future. The pro-forma financial statements should be read in conjunction with the financial statements and notes thereto of the Company and White Diamond Importers, LLC included elsewhere in this Form 10-SB.

((Letterhead))
                   A Member of Accounting Group International
    Suite 1200, Stock Exchange Tower, 609 Granville Street, P.O. Box 10372,
                Pacific Center, Vancouver, B.C., Canada, V7Y 1G6
                  Telephone (604) 687-0947 Fax (604) 687-6172

WHITE DIAMOND SPIRITS INC.

PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)



                                                                  White
                                                 White            Diamond
                                                 Diamond          Importers,
                                                 Spirits Inc.     LLC
                                                 Year Ended       Year Ended       Pro-forma
                                                 October 31,      October 31,      Adjustments    Pro-forma
                                                    1999          1999             (Note 2)       Consolidated
                                                 --------------   --------------   ----------     --------------

SALES                                            $      51,600    $      38,904    $   -          $      90,504

COST OF GOODS SOLD                                     (25,993)         (21,238)       -                (47,231)
                                                 --------------   --------------   ----------     --------------

                                                        25,607           17,666        -                 43,273
                                                 --------------   --------------   ----------     --------------

OPERATING EXPENSES

  Accounting                                            20,000            2,012        -                 22,012
  Amortization                                              -             1,107        -                  1,107
  Bank charges and interest                              1,929            2,176        -                  4,105
  Commissions                                               -             1,174        -                  1,174
  Consulting fees                                        3,000          143,625        -                146,625
  Duties                                                18,977               -         -                 18,977
  Filing and printing                                   16,713            3,776        -                 20,489
  Freight                                                  115           15,869        -                 15,984
  Legal                                                  2,754            1,221        -                  3,975
  Office                                                   590           45,088        -                 45,678
  Promotion and shareholder information                 19,705            6,223        -                 25,928
  Rent                                                      -             4,412        -                  4,412
  Samples                                                9,244               -         -                  9,244
  Telephone and utilities                                   -            16,217        -                 16,217
  Transfer agent                                           975               -         -                    975
  Travel and entertainment                               7,673           60,127        -                 67,800
                                                 --------------   --------------   ----------     --------------

                                                       101,675          303,027        -                404,702
                                                 --------------   --------------   ----------     --------------

OTHER ITEM

  Foreign exchange gain                                     -             8,467        -                  8,467
                                                 --------------   --------------   ----------     --------------

                                                            -             8,467        -                  8,467
                                                 --------------   --------------   ----------     --------------


Loss for the period                              $     (76,068)   $    (276,894)   $   -          $    (352,962)
                                                 ==============   ==============   ==========     ==============


Basic and diluted loss per share                 $       (0.01)   $         n/a    $  n/a         $       (0.03)
                                                 ==============   ==============   ==========     ==============


Weighted average number of shares outstanding       11,308,493              n/a     1,091,507        12,400,000
                                                 ==============   ==============   ==========     ==============






         See notes to the pro-forma consolidated financial statements.

WHITE DIAMOND SPIRITS INC.

PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)



                                                 White            White
                                                 Diamond          Diamond
                                                 Spirits Inc.     Importers,
                                                 Period From      LLC
                                                 Incorporation    Period From
                                                 on July 20,      July 20,
                                                 1998 to          1998 to          Pro-forma
                                                 October 31,      October 31,      Adjustments    Pro-forma
                                                 1998             1998             (Note 2)       Consolidated
                                                 --------------   --------------   ----------     --------------


OPERATING EXPENSES
  Accounting                                     $          -     $       1,420    $     -        $       1,420
  Amortization                                              -               369          -                  369
  Bank charges                                              -               291          -                  291
  Consulting fees                                       90,000           75,000          -              165,000
  Legal                                                     -             9,371          -                9,371
  Office                                                    -            10,130          -               10,130
  Promotion and shareholder information                     -            37,278          -               37,278
  Rent                                                      -            26,730          -               26,730
  Telephone and utilities                                   -            21,416          -               21,416
  Travel and entertainment                                  -           128,929          -              128,929
                                                 --------------   --------------   -------        --------------

                                                        90,000          310,934          -              400,934


OTHER ITEM

  Foreign exchange loss                                     -             9,201          -                9,201
                                                 --------------   --------------   -------        --------------


Loss for the period                              $     (90,000)   $    (320,135)   $     -        $    (410,135)
                                                 ==============   ==============   ==========     ==============

Basic and diluted loss per share                 $       (0.01)   $         n/a    $      n/a     $       (0.03)
                                                 ==============   ==============   ==========     ==============



Weighted average number of shares outstanding       10,000,000              n/a     2,400,000        12,400,000
                                                 ==============   ==============   ==========     ==============






          See notes to the pro-forma consolidated financial statements.

WHITE DIAMOND SPIRITS INC.

NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
OCTOBER 31, 1999




1.   BASIS OF PRESENTATION

     Business combination of White Diamond Spirits Inc. ("Spirits") and White Diamond Importers, LLC ("Importers")

     Effective April 15, 1999, a business combination occurred between Spirits and Importers, whereby Spirits legally acquired Importers as a wholly-owned subsidiary. The terms of the combination provided that the Company acquired all of the assets and liabilities of Importers by the issuance of 2,400,000 common shares at a deemed value of $109,378.

2.   PRO-FORMA FINANCIAL INFORMATION

     Management has prepared and provided certain pro-forma interim consolidated financial information to assist readers to understand the nature and effect of the combination on the audited financial statements of Spirits and Importers.

     The pro-forma financial information is unaudited and has been prepared from the audited financial statements of Spirits for the year ended October 31, 1999 and the audited financial statements of Importers for the year ended October 31, 1999 and the audited financial statements of Spirits for the period from incorporation on July 20, 1998 to October 31, 1998 and Importers for the period from July 20, 1998 to October 31, 1998.

     Pro-forma statements of operations and loss per share:
     ------------------------------------------------------

     The pro-forma statements of operations reflect a simple combination of the results of operations of Spirits and Importers for the year ended October 31, 1999 and the period from July 20, 1998 to October 31, 1998.

     a) The impact of the calculation on pro-forma basic loss per share is based on the number of shares that would have been outstanding for the period had the business combination taken place at the beginning of the fiscal period.

          The calculation of pro-forma weighted average shares outstanding at October 31, 1999 and October 31, 1998 are as follows:

          Weighted average shares outstanding
             as at October 31, 1998                             10,000,000

          Shares issued for acquisition of Importers             2,400,000
                                                                ----------

                                                                12,400,000
                                                                ==========

          Weighted average shares outstanding
              as at October 31, 1999                            11,308,493

          Shares issued for acquisition of Importers             1,091,507
                                                                ----------

                                                                12,400,000
                                                                ==========

                                   Signatures

In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


WHITE DIAMOND SPIRITS, INC.
       (Company)

By:      /s/MICHAEL MARLEAU
         ------------------
         Michael Marleau, President, Chief Executive Officer, Director February 4, 2000


         /s/ EDWIN SAVAGE
         ----------------
         Edwin Savage,  Director
         February 4, 2000


         /s/ IGOR PETROV
         ---------------
         Igor Petrov, Secretary, Treasurer (Chief Financial Officer), Director February 4, 2000


         /s/ GREG McCARTNEY
         ------------------
         Greg McCartney, Director
         February 4, 2000

         /s/ LARRY PASEMKO
         ------------------
         Larry Pasemko, Director
         February 4, 2000

PART III
========

Item 1. Index to Exhibits
-------------------------

3.   (i) Articles of Incorporation

     (ii) By-laws

10.1 Share Purchase Agreement dated April 19, 1999

10.2 Marketing Agreement

27   Financial Data Schedule